FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2002


                        CORDIANT COMMUNICATIONS GROUP PLC
                  --------- ----------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X  Form 40-F
                                    ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No
                                    ---    ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):
                               --------------------.

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FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                CORDIANT COMMUNICATIONS GROUP PLC
                                (Registrant)


                                By: /s/  Michael Bungey
                                   ---------------------------------------
                                   Title:  Director and Chief Executive Officer

Date:    June 26, 2002






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                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")


                            CHAIRMAN'S AGM STATEMENT

At today's Annual General Meeting Charles Scott, Cordiant's Chairman, commented:

"Trading conditions are still challenging and the Group's expectation is for a decline in underlying revenues in 2002. We do not expect our markets to return to growth until 2003.

In line with our expectations, underlying revenues in the first five months of the year declined by 11%*. This decline reflects the relatively high levels of activity experienced in the first five months of 2001 compared to 2002. Despite this, the Group has continued to meet its internal profitability targets as cost savings initiated in 2001 have been realised.

Many of the markets in which we operate are still difficult and we continue to reduce costs where appropriate. In the current revenue environment our focus is on tight cost control to deliver a recovery in earnings. The Group's target remains a 50% improvement in operating margins in 2002".



                                                                    26 June 2002

* Underlying revenues are calculated on a constant exchange rate basis and after taking account of prior year comparative revenues from acquisitions.


Enquiries:


Cordiant
Michael Bungey       Chief Executive Officer       +44 207 262 4343
Nathan Runnicles     Investor Relations



College Hill
Alex Sandberg                                      +44 207 457 2020
Dick Millard



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Forward-looking statements: This press release contains certain "forward-looking statements" and information that are based on the current expectations, estimates and projections of Cordiant's management and information currently available to Cordiant. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import and, in this release, include statements relating to Cordiant's revenues, profitability and cost reduction programme. Cordiant's actual performance could differ materially from that anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, Cordiant's exposure to changes in the exchange rates of major currencies against the pound sterling, the general level of advertising expenditures in Cordiant's markets, the overall level of economic activity in Cordiant's major markets, employee costs, future interest rates, changes in tax rates and other factors discussed from time to time in Cordiant's public filings with the U.S. Securities and Exchange Commission, including Cordiant's Annual Report on Form 20-F. Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual performance may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward-looking statements statements contained in this document.